Exhibit 99.4

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Ascentage Pharma Group International, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

PROPOSED RE-ELECTION OF RETIRING DIRECTORS,

PROPOSED GRANTING OF GENERAL MANDATES

TO ISSUE SHARES AND REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

Capitalized terms used in this cover shall have the same meanings as those defined in this circular.

A notice convening the annual general meeting of Ascentage Pharma Group International to be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 19, 2025 at 10:00 a.m. is set out on pages 21 to 25 of this circular. A form of proxy for use at the annual general meeting is also enclosed. Such form of proxy is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com).

Whether or not you are able to attend the annual general meeting, please complete and sign the enclosed form of proxy in accordance with the instructions printed thereon and return it to the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company as soon as possible but in any event not less than 48 hours before the time appointed for the annual general meeting (i.e. not later than 10:00 a.m. on May 17, 2025) or the adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the annual general meeting if they so wish. For the avoidance of doubt, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

References to time and dates in this circular are to Hong Kong time and dates.

April 16, 2025

Appendix I	–	Details of the Retiring Directors Proposed to be Re-elected at the Annual General Meeting
			10
Appendix II	–	Explanatory Statement on the Repurchase Mandate	17

Notice of Annual General Meeting..			21

i

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“2021 RSU Scheme”	the restricted share unit scheme approved by the Board on February 2, 2021 (as amended from time to time)

“2024 Annual Report”	the annual report of the Company for the year ended December 31, 2024

“AGM”	the annual general meeting of the Company to be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 19, 2025 at 10:00 a.m., to consider and, if appropriate, to approve the resolutions contained in the notice of AGM which is set out on pages 21 to 25 of this circular, or any adjournment thereof

“Articles of Association”	the amended and restated articles of association of the Company (as amended from time to time)

“Board”	the board of Directors

“China” or “the PRC”	the People’s Republic of China which, for the purpose of this circular, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Company”	Ascentage Pharma Group International (亞盛醫藥集團), an exempted company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the Main Board of the Stock Exchange (stock code: 6855)

“Concert Party Confirmation Deed”	the concert party confirmation deed dated August 11, 2018 executed by Dr. Yang, Dr. Wang, Dr. Guo, Dr. Zhai and the Dr. Zhai SPV, to, agree and acknowledge, among other things, that they are parties acting in concert in relation to our Group since December 5, 2016 and will continue to act in concert after the Listing

“Director(s)”	the director(s) of the Company

“Dr. Guo”	Dr. Guo Edward Ming, a Substantial Shareholder

“Dr. Wang”	Dr. Wang Shaomeng, our non-executive director and a Substantial Shareholder

DEFINITIONS

“Dr. Yang”	Dr. Yang Dajun, our executive director, chairman, chief executive officer, a Substantial Shareholder, and spouse of Dr. Zhai

“Dr. Zhai”	Dr. Zhai Yifan, our chief medical officer, a Substantial Shareholder, and spouse of Dr. Yang

“Dr. Zhai SPV”	HealthQuest Pharma Limited, a company incorporated in BVI with limited liability and wholly owned by Dr. Zhai (for herself and as settlor of the Zhai Family Trust), a Substantial Shareholder

“Founders Family Trusts”	Yang Family Trust, Wang Family Trust and Guo Family Trust

“Group”	the Company and its subsidiaries

“Guo Family Trust”	Ming Edward Guo Dynasty Trust, a discretionary family trust established by Dr. Guo as settlor for the benefits of Dr. Guo’s family members, of which South Dakota Trust is a trustee

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Issuance Mandate”	a general unconditional mandate proposed to be granted to the Directors to allot, issue or deal with additional Shares of not exceeding 20% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in item 5 of the notice of AGM as set out on pages 21 to 25 of this circular

“Latest Practicable Date”	April 15, 2025, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular

“Listing”	the listing of the Shares on the Main Board of the Stock Exchange

“Listing Date”	October 28, 2019, being the date on which the Shares are listed on the Main Board of the Stock Exchange

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Nomination Committee”	the nomination committee of the Company

“Pre-IPO Share Option Scheme”	the pre-IPO share option scheme adopted by the Company on July 13, 2018, the details of which are set out in “Appendix IV – Statutory and General Information – D. Employee Incentive Schemes – 1. Pre-IPO Share Option Scheme” in the Prospectus
“Prospectus”	the prospectus of the Company dated October 16, 2019

“Repurchase Mandate”	a general unconditional mandate proposed to be granted to the Directors to repurchase Shares on the Stock Exchange of not exceeding 10% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in item 6 of the notice of AGM as set out on pages 21 to 25 of this circular

“RSU(s)”	restricted share unit(s)

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Share(s)”	ordinary share(s) of US$0.0001 each in the issued capital of the Company

“Shareholder(s)”	holder(s) of the Share(s)

“South Dakota Trust”	South Dakota Trust Company LLC, the trustee of each of Founders Family Trusts and Zhai Family Trust

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Substantial Shareholder(s)”	has the meaning ascribed to it/them under the Listing Rules and unless the context otherwise requires refers to Dr. Yang, Dr. Wang, Dr. Zhai, Dr. Guo, and HealthQuest Pharma Limited

“Takeovers Code”	The Code on Takeovers and Mergers as amended from time to time

DEFINITIONS

“Treasury Shares”	has the meaning ascribed to it under the Listing Rules which will come into effect on June 11, 2024 and as amended from time to time

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“USD”	United States dollars, the lawful currency of the United States

“Wang Family Trust”	Shaomeng Wang Dynasty Trust, a discretionary family trust established by Dr. Wang as settlor for the benefits of Dr. Wang’s family members, of which South Dakota Trust is a trustee

“Yang Family Trust”	Dajun Yang Dynasty Trust, a discretionary family trust established by Dr. Yang as settlor for the benefits of Dr. Yang’s family members, of which South Dakota Trust is a trustee

“Zhai Family Trust”	Yifan Zhai Dynasty Trust, a discretionary family trust established by Dr. Zhai as settlor for the benefits of Dr. Zhai’s family members, of which South Dakota Trust is a trustee

“%”	per cent

LETTER FROM THE BOARD

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

Executive Director:	Registered Office:
Dr. Yang Dajun	Walkers Corporate Limited 190 Elgin Avenue George Town
George Town
Non-executive Directors:	Grand Cayman KY1-9008
Dr. Wang Shaomeng	Cayman Islands
Dr. Lu Simon Dazhong
Headquarters and Principal Place of Business in China:
Independent non-executive Directors:	68 Xinqing Road
Mr. Ye Changqing	Suzhou Industrial Park
Mr. Ren Wei	Suzhou, Jiangsu
Dr. David Sidransky	China
Ms. Marina S. Bozilenko
Dr. Debra Yu	Principal Place of Business in Hong Kong:
Marc E. Lippman, MD	Unit B, 17/F, United Centre

95 Queensway
Admiralty
Hong Kong

April 16, 2025

To the Shareholders

Dear Sir/Madam,

PROPOSED RE-ELECTION OF RETIRING DIRECTORS,

PROPOSED GRANTING OF GENERAL MANDATES

TO ISSUE SHARES AND REPURCHASE SHARES

AND

NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

The purpose of this circular is to provide the Shareholders with information in respect of certain resolutions to be proposed, and if thought fit, to be approved at the AGM in respect of (i) the proposed re-election of retiring Directors; (ii) the proposed granting of the Issuance Mandate; and (iii) the proposed granting of the Repurchase Mandate.

LETTER FROM THE BOARD

2.	PROPOSED RE-ELECTION OF RETIRING DIRECTORS

In accordance with article 108(a) of the Articles of Association, Dr. Yang Dajun and Mr. Ye Changqing will retire by rotation and being eligible, will offer themselves for re-election at the AGM.

In accordance with article 112 of the Articles of Association, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD will retire and being eligible, will offer themselves for re-election at the AGM.

In identifying suitable candidates for independent non-executive Director, the Nomination Committee shall consider candidates on merit and against the objective criteria, with due regard for the benefits of diversity on the Board made pursuant to the Corporate Governance Code as contained in Appendix C1 to the Listing Rules. The factors considered by the Nomination Committee in assessing the suitability of a proposed candidate for independent non-executive Director include: (i) reputation for integrity; (ii) accomplishment and professional knowledge and industry experience which may be relevant to the Group; (iii) commitment in respect of available time, interest and attention to the businesses of the Group;

(iv) perspectives, skills and experience that the individual can bring to the Board; (v) diversity in all its aspects, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and length of service; (vi) Board succession planning considerations and long term objectives of the Group; and (vii) the independence of such candidate with reference to, among other things, the requirements as set out in Rule 3.13 of the Listing Rules.

The Nomination Committee had assessed and reviewed the written confirmation of independence of each of Mr. Ye Changqing, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD a based on the independence criteria as set out in Rule 3.13 of the Listing Rules and is satisfied that each of Mr. Ye Changqing, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD remains independent in accordance with Rule 3.13 of the Listing Rules. The Nomination Committee also took into account the diversity aspects in respect of the re-election of Mr. Ye Changqing, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD, with due regard for the benefits of diversity on the Board. In particular, Mr. Ye Changqing has tremendous expertise in professional accounting, financial advisory and investment, which is of particular relevance to the supervision of the Group’s strategy and performance. Ms. Marina S. Bozilenko is currently the President, Chief Executive Officer & Director at Biothea Pharma, Inc., who has more than 30 years of investment banking and other healthcare industry experience. Dr. Debra Yu is s currently the chief operating officer and partner at Panacea Venture, has more than 30 years of experience in strategy, business development, alliance management, investment banking, capital markets and venture capital. Marc E. Lippman, MD is a professor in the departments of oncology and medicine at Georgetown University Medical Center and medical oncologist who specializes entirely in breast cancer. Having considered the background and past experience of Mr. Ye Changqing, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as mentioned above and as set out in Appendix I of this circular, the Nomination Committee is of the view that they are appropriate candidates to stand for election and their appointment would further enhance the Board’s diversity and performance.

LETTER FROM THE BOARD

The Nomination Committee is also of the view that each of Mr. Ye Changqing, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD has provided valuable contributions to the Company and has demonstrated their abilities to provide independent, balanced and objective view to the Company’s affairs supported by their own perspectives, skills and experience.

Marc E. Lippman, MD, being a member of the Nomination Committee, has abstained from voting on the resolution of the Nomination Committee in connection with his own nomination when it is considered.

Details of the retiring Directors proposed to be re-elected are set out in Appendix I to this circular.

3.	PROPOSED GRANTING OF GENERAL MANDATE TO ISSUE SHARES

The current general mandate granted to the Directors to issue Shares pursuant to the ordinary resolution passed at the annual general meeting held on May 10, 2024 will lapse at the conclusion of the AGM. In order to give the Company the flexibility to issue Shares if and when appropriate, an ordinary resolution will be proposed at the AGM to approve the granting of the Issuance Mandate to the Directors to allot, issue or deal with additional Shares of not exceeding 20% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in item 5 of the notice of AGM as set out on pages 21 to 25 of this circular (i.e. a total of 348,266,581 Shares on the basis that no further Shares are issued or repurchased before the AGM). An ordinary resolution to extend the Issuance Mandate by adding the number of Shares repurchased by the Company pursuant to the Repurchase Mandate will also be proposed at the AGM.

The Directors wish to state that they have no immediate plan to issue any new Shares pursuant to the Issuance Mandate.

4.	PROPOSED GRANTING OF GENERAL MANDATE TO REPURCHASE SHARES

The current general mandate granted to the Directors to repurchase Shares pursuant to the ordinary resolution passed at the annual general meeting held on May 10, 2024 will lapse at the conclusion of the AGM. In order to give the Company the flexibility to repurchase Shares if and when appropriate, an ordinary resolution will be proposed at the AGM to approve the granting of the Repurchase Mandate to the Directors to repurchase Shares on the Stock Exchange of not more than 10% of the total number of issued Shares (excluding Treasury Shares, if any) as at the date of passing of the proposed ordinary resolution contained in item 6 of the notice of AGM as set out on pages 21 to 25 of this circular (i.e. a total of 34,826,658 Shares on the basis that no further Shares are issued or repurchased before the AGM).

LETTER FROM THE BOARD

The Directors wish to state that they have no immediate plan to repurchase any Shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the granting of the Repurchase Mandate is set out in Appendix II to this circular.

5.	CLOSURE OF REGISTER OF MEMBERS

For determining the entitlement to attend and vote at the AGM, the register of members of the Company will be closed from May 14, 2025 to May 19, 2025, both dates inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the AGM, unregistered holders of shares of the Company shall ensure that all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for registration not later than 4:30 p.m. on May 13, 2025.

6.	ANNUAL GENERAL MEETING AND PROXY ARRANGEMENT

The notice of AGM is set out on pages 21 to 25 of this circular.

Pursuant to the Listing Rules and the Articles of Association, any vote of Shareholders at a general meeting must be taken by poll except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands. An announcement on the poll results will be published by the Company after the AGM in the manner prescribed under the Listing Rules.

A form of proxy for use at the AGM is enclosed with this circular and such form of proxy is also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com). To be valid, the form of proxy must be completed and signed in accordance with the instructions printed thereon and deposited, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority at the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company as soon as possible but in any event not less than 48 hours before the time appointed for the AGM (i.e. not later than 10:00 a.m. on May 17, 2025) or the adjourned meeting (as the case may be). Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM if you so wish.

LETTER FROM THE BOARD

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, no Shareholder is required to abstain from voting at the AGM. Separately, holders of treasury Shares (if any) shall abstain from voting on matters that require shareholders’ approval at the Company’s general meetings.

7.	RECOMMENDATION

The Directors consider that (i) the proposed re-election of retiring Directors; (ii) the proposed granting of the Issuance Mandate; and (iii) the proposed granting of the Repurchase Mandate are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favor of all resolutions to be proposed at the AGM.

8.	ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By Order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

The following are details of the Directors who will retire and being eligible, offer themselves for re-election at the AGM.

Dr. Yang Dajun, Executive Director

Yang Dajun (楊大俊) (“Dr. Yang”), M.D., Ph.D., aged 62, is the co-founder of our Group, Chairman of the Board and chief executive officer of our Company. Dr. Yang was appointed as the executive Director on November 17, 2017. For positions with other members of our Group, Dr. Yang is also a director of each of Ascentage Pharma Group Corp Limited, Jiangsu Ascentage Pharma Co., Ltd, Ascentage International Limited, Suzhou Ascentage Pharma Co., Ltd., Shanghai Yasheng Pharmaceutical Technology Co., Ltd., Ascentage Pharma Pty. Ltd. and Ascentage Pharma Group Inc.. Dr. Yang is the spouse of Dr. Zhai Yifan, our chief medical officer and a member of our senior management.

Prior to founding the Group in 2009, Dr. Yang has worked in the following companies and/or institutions:

●	Dr. Yang co-founded Ascenta Therapeutics, Inc., where he was a senior vice president of research and preclinical development between 2004 and 2008. Ascenta Therapeutics, Inc. was dissolved in January 2017.

●	Dr. Yang served as a part-time professor and supervisor of doctoral students at Cancer Center at Sun Yat-sen University from September 2003 to September 2006.

●	Dr. Yang served as an associate professor of biochemistry and molecular biology, an associate professor of oncology and senior investigator at the Lombardi Cancer Center at Georgetown University from 1995 to 2001.

Dr. Yang has published more than 70 articles including peer-reviewed articles and is an inventor of 22 issued U.S. patents. He was a co-founder of two national magazines in China, namely “Chinese Medical Students” and “Family Doctors”. Nowadays “Family Doctors” has a monthly publication volume of over one million and it has the mission to promote both healthcare and a healthy lifestyle in China.

Dr. Yang obtained his Bachelor’s degree in medicine and Master’s degree in Oncology from Sun Yat-sen University of Medical Sciences (中山醫科大學) (now renamed as the Sun Yat-sen University (中山大學)) in July 1983 and June 1986 respectively, and he received a Ph.D. degree in Genetics from Michigan State University in the United States in June 1992.

Dr. Yang entered into a service contract with the Company for a term of three years commencing from the Listing Date, unless terminated by either party before expiry of the existing term and is subject to termination provisions therein and retirement and re-election at the annual general meetings of the Company in accordance with the Articles of Association or any other applicable laws from time to time whereby he shall vacate his office.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

As at the Latest Practicable Date, Dr. Yang, Dr. Guo, Dr. Wang, Dr. Zhai, Ascentage Limited and HealthQuest Pharma Limited were parties to the concert party confirmation deed dated August 11, 2018 (“Concert Party Confirmation Deed”). Accordingly, each of them was deemed to be interested in 60,665,461 Shares representing 19.24% of the issued share capital of the Company under the SFO. HealthQuest Pharma Limited is wholly owned by Dr. Zhai (for herself and as settlor of the Zhai Family Trust). Dr. Yang is the spouse of Dr. Zhai and is therefore deemed to be interested in the shares held by Dr. Zhai under the SFO.

Under the service contract entered into between Dr. Yang and the Company, Dr. Yang did not receive any emolument as a Director but an annual salary of USD466,800 as a chief executive officer of the Company.

Save as disclosed above, Dr. Yang (1) does not have any interests in the Shares within the meaning of Part XV of the SFO; (2) has not held any other positions with the Company or other members of the Group; (3) has not been a director of any public company, the securities of which are listed on any securities market in Hong Kong or overseas, in the last three years; (4) does not have any other major appointments and professional qualifications; (5) does not have any relationship with any Director, senior management or substantial or controlling shareholders of the Company; (6) has no other information that needs to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; and (7) has no other matter that needs to be brought to the attention of the Shareholders.

Mr. Ye Changqing, Independent non-executive Director

Ye Changqing (葉長青) (“Mr. Ye”), aged 54, was appointed as an independent non-executive Director on June 13, 2019. He is primarily responsible for supervising and providing independent judgement to our Board. Mr. Ye is the chairman of the Audit Committee and member of the Remuneration Committee.

Mr. Ye has over 31 years of experience in professional accounting, financial advisory and investment. From April 1993 to January 2011, Mr. Ye worked at the China office of PricewaterhouseCoopers, with his last position as the partner and service line leader of the firm’s advisory services and transaction services. From February 2011 to December 2015, Mr. Ye served as the managing director, chief financial officer and a member of the investment committee at CITIC Private Equity Funds (中信產業基金) (a PRC-based private equity fund). Since May 2016, Mr. Ye has been an independent non-executive director of Baozun Inc., a company listed on NASDAQ (stock code: BZUN) (the holding company of a PRC-based provider of e-commerce business solutions) and subsequently the company also listed on the Stock Exchange (stock code: 9991) on September 29, 2020. Since October 2018, Mr. Ye has been an independent director of Niu Technologies, a company listed on NASDAQ (stock code: NIU) (the holding company of a PRC-based manufacturer of e-scooter). Since June 2019, Mr. Ye has been an independent non-executive director of Jinxin Fertility Group Limited, a company listed on the Stock Exchange (stock code: 1951). Since September 2019, Mr. Ye has also been an independent non-executive director of Hygeia Healthcare Holdings Co., Limited, a company listed on the Stock Exchange (stock code: 6078).

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Mr. Ye was an independent non-executive director of Luzhou Bank Co., Ltd. (formerly known as Luzhou City Commercial Bank Co., Ltd.), a company listed on the Stock Exchange (stock code: 1983) from December 2018 to September 2022. Mr. Ye was an independent director of VNET Group, Inc., a company listed on NASDAQ (stock code: VNET) from August 2022 to October 2024 and NWTN Inc., a company listed on NASDAQ (stock code: NWTN) from November 2022 to December 2024, respectively.

Mr. Ye obtained a Bachelor’s degree in Journalism from Huazhong University of Science and Technology (華中理工大學) (now renamed as 華中科技大學) in July 1992, and a Master’s degree in Business Administration from the University of Warwick in the United Kingdom in November 1999. Mr. Ye has been a Certified Public Accountant of the PRC since December 1994. Mr. Ye is our Director with appropriate professional accounting or related financial management expertise for the purpose of Rule 3.10(2) of the Listing Rules through his experiences listed above.

Mr. Ye entered into a letter of appointment with the Company for a term of three years commencing from the Listing Date, unless terminated by either party before expiry of the existing term, and is subject to retirement by rotation in accordance with the Articles of Association. Pursuant to the resolutions passed by the Shareholders at the annual general meeting and the extraordinary general meeting of the Company held on May 10, 2021 and September 20, 2021, respectively, Mr. Ye was entitled to receive remuneration comprising US$60,000 in cash per annum, together with an aggregate of 8,964 RSUs granted under the 2021 RSU Scheme with the value of the underlying shares on the date of grant being US$60,000 during the term of service. As at the Latest Practicable Date, Mr. Ye has an interest in 8,964 Shares, being the underlying Shares of the RSUs granted to him pursuant to the 2021 RSU Scheme. Such remuneration (i) was recommended by the remuneration committee of the Company and approved by the Board with reference to, among other things, (a) his duties and responsibilities within the Company; (b) the prevailing market conditions; and (c) the continuous expansion of the business scale and continuously heightening requirements on corporate governance of the Company over recent years. For further details of the 2021 RSU Scheme and the grant of RSUs thereunder, please refer to the relevant announcements of the Company dated February 2, 2021, May 21, 2021, June 18, 2021, June 25, 2021, July 14, 2021 and July 23, 2021, as well as the circular of the Company dated August 31, 2021.

Save as disclosed above, Mr. Ye (1) does not have any interests in the Shares within the meaning of Part XV of the SFO; (2) has not held any other positions with the Company or other members of the Group; (3) has not been a director of any public company, the securities of which are listed on any securities market in Hong Kong or overseas, in the last three years; (4) does not have any other major appointments and professional qualifications; (5) does not have any relationship with any Director, senior management or substantial or controlling shareholders of the Company; (6) has no other information that needs to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; and (7) has no other matter that needs to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Ms. Marina S. Bozilenko, Independent non-executive Director

Ms. Marina S. Bozilenko (“Ms. Bozilenko”), aged 59, was appointed as an independent non-executive Director on November 25, 2024. Ms. Bozilenko is a member of the Audit Committee.

Ms. Bozilenko is currently the President, Chief Executive Officer & Director at Biothea Pharma, Inc. She is also an Independent Director at Talphera, Inc. (NASDAQ: TLPH). In her former positions, Ms. Bozilenko served as Strategic Advisor of William Blair & Co. LLC from 2010 to 2021, as Senior Managing Director at Bear, Stearns & Co., Inc. from 2003 to 2008, and as Managing Director at Banc of America Securities LLC from 2000 to 2003. Additionally, Ms. Bozilenko held various positions at Vector Securities International, Inc from 1988 to 1999, including Managing Director & Head of West Coast; she was also Senior Managing Director at Prudential Vector Healthcare Group from 1999 to 2000. Ms. Bozilenko was also a Principal at Kidd & Co., a private equity firm, from 2008 to 2010. Ms. Bozilenko served as a Director at Olema Pharmaceuticals, Inc. (NASDAQ: OLMA) from 2010 to 2020 and as a Director at SynAct Pharma AB (Nasdaq Stockholm: SYNACT) from 2021 to 2024.

Ms. Bozilenko completed her bachelor’s degree in biochemistry and master’s degree in social sciences at The University of Chicago in 1986 and 1987, respectively.

Ms. Bozilenko entered into a letter of appointment with the Company for a term of service with three years commencing on November 25, 2024, subject to retirement by rotation and re-election at the AGM in accordance with the Articles of Association, and Ms. Bozilenko is entitled to a director’s fee of USD60,000 per annum, which has been recommended by the Remuneration Committee and proposed by the Board with reference to, among other things, (i) her duties and responsibilities within the Company; (ii) the prevailing market conditions; and (iii) the continuous expansion of the business scale and continuously heightening requirements on corporate governance of the Company over recent years.

Save as disclosed above, Ms. Bozilenko (1) does not have any interests in the Shares within the meaning of Part XV of the SFO; (2) has not held any other positions with the Company or other members of the Group; (3) has not been a director of any public company, the securities of which are listed on any securities market in Hong Kong or overseas, in the last three years; (4) does not have any other major appointments and professional qualifications; (5) does not have any relationship with any Director, senior management or substantial or controlling shareholders of the Company; (6) has no other information that needs to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; and (7) has no other matter that needs to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Dr. Debra Yu, Independent non-executive Director

Dr. Debra Yu (“Dr. Yu”), aged 60, was appointed as an independent non-executive Director on November 25, 2024. Dr. Yu is a member of the Remuneration Committee.

Dr. Yu is currently the chief operating officer and partner at Panacea Venture. She also serves as a board member at MeiraGTx Holdings PLC (NASDAQ: MGTX) and an independent non-executive director of JW (Cayman) Therapeutics Co. Ltd, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 2126). She served as the president at LianBio from 2019 to 2022, and initially also as the chief business officer from 2019 to 2021 and then as the chief strategy officer from 2021 to 2022. She was the managing director and head of cross border healthcare investment banking at China Renaissance Securities (U.S.) from 2016 to 2019. Since 2009, she is the managing director of Labrador Advisors, LLC, where she advised numerous cross-border partnerships and licensing transactions from 2009 to 2016. Earlier, she was vice president, strategy at WuXi AppTec, Inc. from 2008 to 2009, and a senior director and team leader at Pfizer, Inc. from 2004 to 2008 in the venture capital team and the Worldwide Business Development organization. She was a general partner of Delphi Ventures from 1995 to 1998 and the managing director of Bay City Capital from 1998 to 2001. She held positions at McKinsey & Co. between 1992 and 1995 and at Morgan Stanley from 1987 to 1988.

Dr. Yu received a bachelor’s degree with high honors in molecular biology from Princeton University in 1986 and earned a medical degree from Harvard Medical School in 1992.

Dr. Yu entered into a letter of appointment with the Company for a term of service with three years commencing on November 25, 2024, subject to retirement by rotation and re-election at the AGM in accordance with the Articles of Association, and Dr. Yu is entitled to a director’s fee of USD60,000 per annum, which has been recommended by the Remuneration Committee and proposed by the Board with reference to, among other things, (i) her duties and responsibilities within the Company; (ii) the prevailing market conditions; and (iii) the continuous expansion of the business scale and continuously heightening requirements on corporate governance of the Company over recent years.

Save as disclosed above, Dr. Yu (1) does not have any interests in the Shares within the meaning of Part XV of the SFO; (2) has not held any other positions with the Company or other members of the Group; (3) has not been a director of any public company, the securities of which are listed on any securities market in Hong Kong or overseas, in the last three years; (4) does not have any other major appointments and professional qualifications; (5) does not have any relationship with any Director, senior management or substantial or controlling shareholders of the Company; (6) has no other information that needs to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; and (7) has no other matter that needs to be brought to the attention of the Shareholders.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Marc E. Lippman, MD, Independent non-executive Director

Marc E. Lippman, MD (“Dr. Lippman”), aged 79, was appointed as an independent non-executive Director on January 2, 2025. Dr. Lippman is a member of the Nomination Committee.

Dr. Lippman is a professor of Oncology and Internal Medicine at Georgetown University. Previously, Dr. Lippman was named the Kathleen and Stanley Glaser Professor of Medicine at the University of Miami Leonard M. Miller School of Medicine, and was named Chairman of the Department of Medicine in May 2007. Previously, Dr. Lippman was the John G. Searle Professor and Chair of Internal Medicine at the University of Michigan, Ann Arbor. Dr Lippman has served as Head of the Medical Breast Cancer Section, Medicine Branch, at the National Institutes of Health and was a Senior Investigator at the National Cancer Institute.

Dr. Lippman received his bachelor’s degree in Chemistry from Cornell University, magna cum laude, in June 1964 and medical school degree at Yale Medical School in June 1968. He completed his residency at the Osler Medical Service, John Hopkins Hospital and a Fellowship in Endocrinology at Yale Medical School. Dr. Lippman is widely known for his research in breast cancer. Throughout his career he has received numerous awards, including the First American Cancer Society Lectureship and Prize at the American Society of Clinical Oncology Meeting in Orlando, Florida in May 1993; the American Association for Cancer Research Rosenthal Award; and the Brinker Award for Basic Science of the Komen Foundation. Dr. Lippman also owns several patents.

Dr. Lippman is a member of the Association of American Physicians, the American Society for Clinical Investigation, the American Society of Biological Chemists, the American Association for Cancer Research and the American Society of Clinical Oncology. Dr. Lippman previously served on the board of directors of Seagen Inc., a public company which was acquired by Pfizer Inc. (NYSE: PFE). He is currently on the board of directors of Radiance Biopharma, Inc., a biotech start-up. As a researcher, Dr. Lippman has published over 500 peer-reviewed articles. In addition, he has authored many books and contributed many chapters based on his breast cancer research, including a textbook on breast disease. He has served on the editorial boards of numerous publications, including Breast Cancer Research and Treatment, for which he serves as editor-in-chief. He has previously been editor-in-chief of Endocrine-Related Cancer.

Dr. Lippman entered into a letter of appointment with the Company for a term of service with three years commencing on January 2, 2025, subject to retirement by rotation and re-election at the AGM in accordance with the Articles of Association, and Dr. Lippman is entitled to a director’s fee of USD60,000 per annum, which has been recommended by the Remuneration Committee and proposed by the Board with reference to, among other things, (i) his duties and responsibilities within the Company; (ii) the prevailing market conditions; and (iii) the continuous expansion of the business scale and continuously heightening requirements on corporate governance of the Company over recent years.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE ANNUAL GENERAL MEETING

Save as disclosed above, Dr. Lippman (1) does not have any interests in the Shares within the meaning of Part XV of the SFO; (2) has not held any other positions with the Company or other members of the Group; (3) has not been a director of any public company, the securities of which are listed on any securities market in Hong Kong or overseas, in the last three years;

(4) does not have any other major appointments and professional qualifications; (5) does not have any relationship with any Director, senior management or substantial or controlling shareholders of the Company; (6) has no other information that needs to be disclosed pursuant to paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules; and (7) has no other matter that needs to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by Rule 10.06(b) of the Listing Rules to provide the Shareholders with requisite information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 348,266,581 Shares and the Company did not hold any Treasury Shares.

Subject to the passing of the ordinary resolution set out in item 6 of the notice of AGM in respect of the granting of the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the AGM, i.e. being 348,266,581 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, a total of 34,826,658 Shares, representing 10% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the AGM.

2.	REASONS FOR SHARE REPURCHASE

The Directors believe that the granting of the Repurchase Mandate is in the best interests of the Company and the Shareholders as a whole.

Repurchases of the Shares may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share and will only be made when the Directors believe that such a repurchase will benefit the Company and the Shareholders as a whole.

Following the amended Listing Rules relating to Treasury Shares came effect from 11 June 2024, if the Company repurchases Shares pursuant to the Repurchase Mandate, the Company may cancel any repurchased Shares and/or hold them as Treasury Shares subject to market conditions and its capital management needs at the relevant time of the repurchases.

3.	FUNDING OF SHARE REPURCHASE

In repurchasing Shares, the company may only apply funds legally available for such purpose in accordance with the Articles of Association, the laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF SHARE REPURCHASE

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2024) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period. However, the Directors do not intend to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

5.	MARKET PRICES OF SHARES

The highest and lowest prices per Share at which Shares have been traded on the Main Board of the Stock Exchange during each of the previous twelve months up to and including the Latest Practicable Date were as follows:

Month	Highest HK$	Lowest HK$
2024
April	18.94	15.42
May	21.65	16.94
June	29.80	17.30
July	30.10	25.30
August	34.35	26.05
September	41.80	31.55
October	48.85	39.00
November	46.90	40.20
December	46.75	37.75
2025
January	45.40	34.50
February	42.45	33.80
March	44.30	36.00
April (up to and including the Latest Practicable Date)	46.90	31.35

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

6.	GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the Directors nor any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Directors have undertaken to the Stock Exchange to exercise the power of the Company to repurchase Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. Neither this explanatory statement nor the proposed repurchase of Shares to be conducted under Repurchase Mandate has any unusual features.

The Company may cancel such repurchased Shares or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

For any treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall (i) procure its broker not to give any instructions to HKSCC to vote at general meetings of the Company for the treasury Shares deposited with CCASS; and (ii) in the case of dividends or distributions, withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

7.	TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of Rule 32 of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

To the best knowledge and belief of the Directors, the Substantial Shareholders, namely Dr. Yang, Dr. Wang, Dr. Zhai, Dr. Guo and HealthQuest Pharma Limited are parties acting in concert pursuant to the Concert Party Confirmation Deed. As at the Latest Practicable Date, each of the Substantial Shareholders was taken to have an interest under the SFO in the same block of 60,665,461 Shares, representing 17.42% of the total issued share capital of the Company. In the event that the Directors exercise the proposed Repurchase Mandate in full, the shareholding of each of the Substantial Shareholders would be increased to approximately 19.35% of the total issued share capital of the Company.

The Directors are not aware of any consequences which may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code as a result of any repurchase of Shares made pursuant to the exercise of the Repurchase Mandate. The Directors have no intention to exercise the Repurchase Mandate to such an extent as may result in the public shareholding falling below the minimum public float requirement and will ensure that the Company shall comply with the requirements of the Listing Rules, including the minimum percentage of Shares being held in public hands.

8.	SHARE REPURCHASE MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company had not repurchased any of the Shares (whether on the Stock Exchange or otherwise).

NOTICE OF ANNUAL GENERAL MEETING

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞盛醫藥集團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the AGM of Ascentage Pharma Group International (the “Company”) will be held at 68 Xinqing Road, Suzhou Industrial Park, Suzhou, Jiangsu, China on May 19, 2025 at 10:00 a.m. to transact the following business. In this notice, unless the context otherwise requires, capitalized terms used herein shall have the same meanings as those defined in the circular of the Company (the “Circular”) dated April 16, 2025.

ORDINARY RESOLUTIONS

1.	To consider and adopt the audited consolidated financial statements of the Company and the reports of the Directors and the auditor for the year ended December 31, 2024.

2.	(a)	To re-elect Dr. Yang Dajun as an Executive Director.

(b)	To re-elect Mr. Ye Changqing as an Independent Non-executive Director.

(c)	To re-elect Ms. Marina S. Bozilenko as an Independent Non-executive Director.

(d)	To re-elect Dr. Debra Yu as an Independent Non-executive Director.

(e)	To re-elect Marc E. Lippman, MD as an Independent Non-executive Director.

3.	To authorize the Board to fix all Directors’ remuneration.

4.	To re-appoint Ernst & Young as auditor of the Company, to hold office until the conclusion of the next annual general meeting of the Company, and to authorize the Board to fix their remuneration.

NOTICE OF ANNUAL GENERAL MEETING

5.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined below) to allot, issue and deal with the Shares (including sale or transfer of Treasury Shares (has the same meaning ascribed to it under the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”), if any) and to make or grant offers, agreements and options which would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall authorize the directors of the Company to make or grant offers, agreements and options during the Relevant Period which would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the aggregate number of Shares allotted or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to the mandate in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined below);

(ii)       the exercise of the conversion rights attaching to any convertible securities issued by the Company;

(iii)	an issue of Shares pursuant to any restricted share unit scheme adopted by the Company;

(iv)	any adjustment of rights to subscribe for shares under any options and warrants or a special authority granted by the shareholders of the Company; or

(v)	the exercise of any subscription rights which may be granted under any share option scheme or similar arrangement for the time adopted by the Company,

shall not exceed 20% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing of this resolution), and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of shares open for a period fixed by the Directors to holders of Shares or any class of Shares whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares as at that date (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).”

6.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (b) below, a general mandate be and is hereby generally and unconditionally given to the Directors to exercise during the Relevant Period (as defined below) all the powers of the Company to repurchase the Shares on the Stock Exchange or any other stock exchange on which Shares may be listed and recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws, and the requirements of the Rules Governing the Listing of Securities on the Stock Exchange or those of any other recognized stock exchange as amended from time to time;

(b)	the total number of Shares to be repurchased by the Company pursuant to the mandate in paragraph (a) above shall not exceed 10% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing this resolution), and the said mandate shall be limited accordingly; and

NOTICE OF ANNUAL GENERAL MEETING

(c)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law of the Cayman Islands to be held; and

(iii)	the date on which such mandate is revoked or varied by an ordinary resolution of the shareholders in general meeting.”

7.	To consider and, if thought fit, pass (with or without amendments), the following resolution as an ordinary resolution:

“THAT conditional upon the passing of the resolutions set out in items 5 and 6 of the notice convening this meeting (the “Notice”), the unconditional general mandate granted to the Directors to allot, issue and deal with additional shares and to make or grant offers, agreements, and options which might require the exercise of such power pursuant to the resolution set out in item 5 of the Notice be and is hereby extended by the addition thereto of an amount representing the aggregate number of Shares repurchased by the Company under the mandate granted pursuant to the resolution set out in item 6 of the Notice, provided that such amount shall not exceed 10% of the total number of Shares in issue (excluding Treasury Shares, if any) as at the date of the passing of this resolution (subject to adjustment in the case of any consolidation or subdivision of shares of the Company after the date of the passing of this resolution).”

By Order of the Board
Ascentage Pharma Group International
Dr. Yang Dajun
Chairman and Executive Director

Suzhou, The People’s Republic of China, April 16, 2025

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	All resolutions at the AGM will be taken by poll (except where the chairman decides to allow a resolution relating to a procedural or administrative matter to be voted on by a show of hands) pursuant to the Listing Rules. The results of the poll will be published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ascentagepharma.com) in accordance with the Listing Rules.

2.	Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint another person as proxy to attend and vote instead of him. A proxy need not be a shareholder of the Company. If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified in the relevant form of proxy. Every shareholder present in person or by proxy shall be entitled to one vote for each share held by him.

3.	In case of joint holders of shares, any one of such persons may vote at any meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto, but if more than one of such joint holders are present at any meeting personally or by proxy, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of votes of the other joint holder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members of the Company.

4.	In order to be valid, the form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of attorney or authority, must be deposited at the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, or via the designated URL (https://evoting.vistra.com/) by using the username and password provided on the notification letter sent by the Company not less than 48 hours before the time appointed for the AGM (i.e. not later than 10:00 a.m. on May 17, 2025) or the adjourned meeting (as the case may be). Delivery of the form of proxy shall not preclude a shareholder of the Company from attending and voting in person at the AGM and, in such event, the instrument appointing a proxy shall be deemed to be revoked.

5.	For determining the entitlement to attend and vote at the AGM, the register of members of the Company will be closed from May 14, 2025 to May 19, 2025, both dates inclusive, during which period no transfer of shares will be registered. In order to be eligible to attend and vote at the AGM, unregistered holders of shares of the Company shall ensure that all transfer documents accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong Branch Share Registrar, Tricor Investor Services Limited, at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong for registration not later than 4:30 p.m. on May 13, 2025.

6.	With regard to the ordinary resolution in item 2 of this notice, (i) Dr. Yang Dajun and Mr. Ye Changqing will retire by rotation at the AGM and, being eligible, will offer themselves for re-election at the AGM; and (ii) Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD will retire at the AGM and, being eligible, will offer themselves for re-election at the AGM. Details of the above retiring Directors of the Company seeking re-election are set out in Appendix I to the Circular.

7.	An explanatory statement containing information regarding the ordinary resolution in item 6 of this notice is set out in Appendix II to the Circular.

As at the date of this notice, the Board of Directors of the Company comprises Dr. Yang Dajun as chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David Sidransky, Ms. Marina S. Bozilenko, Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.